UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09058383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Rishel, Vice President — (312) 822-1351
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carol A. Kuntz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Linda M. Luviano
Notary Public, State of Illinois
My Commission Exp. 10/19/2010

Linda M. Luviano
Notary Public

Carol A. Kuntz
Carol A. Kuntz

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) Footnotes to Financial Statements.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements for

Brokers and Dealers Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Act of 1934 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2009

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	267,500
Receivable due from affiliate (Note 3)		417
Prepaid expenses		6,463
TOTAL	$	274,380
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Amounts due to parent (Note 3)	$	8,222
Other liabilities		908
Total liabilities		9,130
Commitment & contingencies (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value—100 shares authorized and outstanding at stated value		5,000
Additional paid-in-capital		227,949
Retained earnings		32,301
Total stockholder's equity		265,250
TOTAL	$	274,380

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions and fees (Note 3)	$ 52,932
Interest income	6,147
Total revenues	59,079
EXPENSES:	
General and administrative (Note 3)	73,180
Total expenses	73,180
LOSS BEFORE INCOME TAXES	(14,101)
INCOME TAX EXPENSE (Note 4)	1,767
NET LOSS	$ (15,868)

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (15,868)
Adjustment to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	11,896
Increase in amounts due to parent	2,869
Increase in other liabilities	908
Net cash used in operating activities	(195)
CASH AND CASH EQUIVALENTS—Beginning of year	267,695
CASH AND CASH EQUIVALENTS—End of year	$ 267,500

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2008	$ 5,000	$ 227,949	$ 48,169	$ 281,118
Net Loss			(15,868)	(15,868)
BALANCE—December 31, 2008	$ 5,000	$ 227,949	$ 32,301	$ 265,250

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of Continental Casualty Company ("CCC"). CCC is wholly owned by The Continental Corporation ("TCC"). TCC is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 90% of the outstanding common stock of CNA at December 31, 2008.

During 2004, CNA sold its individual life and annuity business and sold its assets and liabilities of CNA Trust Corporation. Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust, with the sale of these entities, the related broker/dealer revenues also ceased. The Company no longer introduces new customers/accounts for any related or unrelated party. The commissions received are related to existing customer balances with investment companies and insurance companies and on their incremental investments in their existing mutual fund accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

Fair Value of Financial Instruments—Cash and cash equivalents and payables are carried at cost, which approximate fair value.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities. The Company records a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CCC for management services and similar expenses provided to the Company and paid for on behalf of the Company. Beginning in 2008, the Company and CCC agreed upon a monthly fixed fee of $3,000 for such services. Included in general and administrative expenses is $36,000 for these fees, charged to the Company by CCC for the year ended December 31, 2008. The Company had a payable of $3,000 due to CCC as of December 31, 2008.

The Company earns fees totaling $5,000 annually from CAC as payment for principal underwriting services performed on behalf of CNA's Separate Account (B) product. For the year ended December 31, 2008, such fees totaled $5,000, and were included in commissions and fees. In addition, the Company had a receivable of $417 as of December 31, 2008.

CNA Surety Corporation ("CNA Surety"), a 62% owned subsidiary of CNA, provides the Company with blue sky bonds that cover losses in the event the Company was to violate the blue sky laws in the various states involving securities business. The Company pays fees annually to CNA Surety for these bonds. Included in the general and administrative expenses are such fees in the amount of $6,355 for the year ended December 31, 2008.

The Company incurs certain direct expenses, which are paid by CCC on behalf of the Company. The Company reimburses CCC. Included in the amounts due to parent is $1,767 for state income taxes, $2,175 for other fees, and $1,280 for bank fees as of December 31, 2008 for which the Company has not yet reimbursed CCC.

The Company's results of operations and financial condition could be materially different if it entered arms-length transactions with third parties in lieu of the aforementioned related party transactions.

4. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Loews Corporation, along with its indirect parent company, CNA. CNA has a policy whereby each of its member companies will pay to, or recover from, CNA the amount of Federal income taxes it would have incurred, or been entitled to recover, had the member company filed its own separate stand-alone Federal income tax return.

In 2008, the Internal Revenue Service ("IRS") completed its review of the Loews consolidated federal income tax return for 2007 and made no changes to the computed tax. The Loews consolidated federal tax return for 2006 and every year thereafter are subject to examination by the IRS.

At December 31, 2008, the Company had no income taxes payable to or recoverable from parent and a net deferred tax asset of $40,784. The federal net deferred tax asset relates to net operating loss carryforwards, which expire between 2024 and 2028. A valuation allowance has been

established for the entire amount of the net deferred tax asset due to the uncertainty in the ability of the Company to generate sufficient future taxable income.

The income tax expense for the year ended December 31, 2008 relates to state income taxes. These taxes primarily represent minimum amounts charged by states in which the Company is qualified to do business.

The Company had no liability for unrecognized tax benefits at December 31, 2008 and there was no activity related to unrecognized tax benefits during the year. The Company does not believe that the liability balance will significantly increase within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2008, the Company had net capital of $253,020, which was $248,020 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker-dealers to properly protect customers' funds and securities. These requirements include segregation of certain funds and securities. Broker-dealers that self-clear are responsible for complying with these requirements. Broker-dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker-dealer from using customer funds and securities in its own business and 2) a requirement that brokers or dealers obtain and maintain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section k(1) exemption to the Rule. Section k(1) of the Rule exempts from the Rule broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Because of such exemption, the Company is not required to prepare a determination of reserve requirement and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

CNA INVESTOR SERVICES, INC. **Schedule g**

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Total stockholder's equity reported on the statement of financial condition	$	265,250
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(6,463)
Receivable due from affiliate		(417)
Total deductions and/or charges		(6,880)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		258,370
HAIRCUTS ON SECURITIES POSITIONS		
Money market funds - 2% of cash equivalents		(5,350)
NET CAPITAL	$	253,020
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$	9,130
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.04 to 1
MINIMUM CAPITAL REQUIRED (The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	248,020

Note: There are no material differences between the computation above and the computation included in CNA Investor Services, Inc. unaudited X-17a-5 Part III filing as of December 31, 2008 filed on January 26, 2009.

CNA INVESTOR SERVICES, INC. **Schedule h**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The Company is exempt from the Computation for Determination of Reserve Requirements according to the provision of Rule 15c 3-3 k(1).

CNA INVESTOR SERVICES, INC. **Schedule i**

(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provision of Rule 15 c3-3 k(1).

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2009

CNA Investor Services, Inc.
333 South Wabash Avenue
Chicago, Illinois 60604

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2008 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.